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                                                 February 12, 2002

VIA FACSIMILE @ 202/942-9516
AND FIRST CLASS MAIL

Mr. Donald Reinhart
Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 3-4
Washington, DC  20549

         RE:      Wolverine Energy 1997-1998 Development Program
                  Wolverine Energy 1998-1999 (A) Development Company, L.L.C. Wolverine Energy 2001(B) Development Company, L.L.C. Wolverine Energy 1998-1999 (C) Development Company, L.L.C. Wolverine Energy 1998-1999 (D) Development Company, L.L.C. Wolverine Energy 1998-1999 (E) Development Company, L.L.C. Wolverine Energy 1998-1999 (F) Development Company, L.L.C. Wolverine Energy 1998-1999 (G) Development Company, L.L.C. Wolverine Energy 1998-1999 (H) Development Company, L.L.C. Wolverine Energy 1998-1999 (I) Development Company, L.L.C. Wolverine Energy 1998-1999 (J) Development Company, L.L.C.

                  Commission File No.: 33-95156

Ladies and Gentlemen:

         In accordance with Rule 477 under the Securities Act of 1933, as amended, Wolverine Energy 1998-1999 Development Program hereby withdraws its Registration Statement and all amendments and supplements thereto. The Registration Statement and each of the amendments and supplements thereto are being withdrawn as a result of adverse market conditions with respect to the contemplated offering.

         Sales of membership interests in Wolverine Energy 1998-1999(A) Development Company, L.L.C. ("Program A") were made during the 1998 and 1999 calendar years, as reported. Program A was closed to investors on December 31, 1999. No sales of Wolverine Energy 2001(B) Development Program, L.L.C. ("Program B") have been made and no offering or sales of the remaining companies will be made.

         If you have any questions regarding this letter, please contact Iris Linder at the law firm of Fraser Trebilcock Davis & Dunlap, P.C., at 517-482-5800.

                                Very truly yours,
                              Wolverine Energy, LLC


                              /s/ George H. Arbaugh
                       By: George H. Arbaugh, Jr., Manager